

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2022

Michael Forbes
Chief Executive Officer
Adastra Holdings Ltd.
5451 - 275 Street
Langley, British Columbia V4W 3X8
Canada

> **Re: Adastra Holdings Ltd.**
> **Registration Statement on Form 20-F**
> **Filed November 8, 2021**
> **File No. 000-56365**

Dear Mr. Forbes:

We issued comments to you on the above captioned filing on December 7, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 20, 2022.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Jessica Ansart at (202) 551-4511 or Jeffrey Gabor at (202) 551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Cam McTavish